SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 9)

Talon Therapeutics, Inc.
(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE
(Title of Class of Securities)

40963P105
(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York 10017
(212) 878−0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Steven J. Gartner, Esq.
Robert T. Langdon, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

July 16, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40963P105	Page 2 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus Private Equity X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 40963P105	Page 3 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus X Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 40963P105	Page 4 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 40963P105	Page 5 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus X LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 40963P105	Page 6 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 40963P105	Page 7 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 40963P105	Page 8 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Warburg Pincus LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 40963P105	Page 9 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Charles R. Kaye
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40963P105	Page 10 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Joseph P. Landy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0(see Items 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON* IN

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 9”) amends the Schedule 13D filed on June 16, 2010 (the “Original Schedule 13D”) and amended on September 14, 2010 (“Amendment No. 1”), February 3, 2011 (“Amendment No. 2”), January 10, 2012 (“Amendment No. 3”), April 10, 2012 (“Amendment No. 4”), July 3, 2012 (“Amendment No. 5”), August 17, 2012 (“Amendment No. 6”), November 14, 2012 (“Amendment No. 7”), January 15, 2013 (“Amendment No. 8 and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and this Amendment No. 9, the “Schedule 13D”), and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WPP X”, and together with WP X, the “WP X Funds”), Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”) and the sole general partner of each of the WP X Funds, Warburg Pincus X LLC, a Delaware limited liability company (“WP X LLC”) and the sole general partner of WP X LP, Warburg Pincus Partners LLC, a New York limited liability company (“WPP LLC”) and the sole member of WP X LLC, Warburg Pincus & Co., a New York general partnership (“WP”) and the managing member of WPP LLC, Warburg Pincus LLC, a New York limited liability company (“WP LLC”) that manages each of the WP X Funds, and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Co-President and Managing Member of WP LLC who may be deemed to control the WP X Funds, WP X LP, WP X LLC, WPP LLC, WP and WP LLC (Mr. Kaye, Mr. Landy, WP X, WPP X, WP X LP, WP X LLC, WPP LLC, WP and WP LLC, each a “Reporting Person” and collectively being referred to as the “Warburg Pincus Reporting Persons”).  This Amendment No. 9 relates to the Common Stock of Talon Therapeutics, Inc., a Delaware corporation (the “Company”).

All capitalized terms used herein which are not otherwise defined herein have the same meanings given to such terms in the Original Schedule 13D, as amended.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

On July 16, 2013, (a) the shares of Series A-1 Preferred held by WP X were converted into 63,001,458 shares of Common Stock, the shares of Series A-2 Preferred held by WP X were converted into 36,604,463 shares of Common Stock and the shares of Series A-3 Preferred Stock held by WP X were converted into 48,001,889 shares of Common Stock and (b) the shares of Series A-1 Preferred held by WPP X were converted into 2,015,432 shares of Common Stock, the shares of Series A-2 Preferred held by WPP X were converted into 1,171,040 shares of Common Stock and the shares of Series A-3 Preferred Stock held by WPP X were converted into 1,535,662 shares of Common Stock.

On July 16, 2013 pursuant to the terms of a Securities Purchase Agreement, dated as of July 16, 2013 (the “Securities Purchase Agreement”), by and among Spectrum Pharmaceuticals, Inc., Eagle Acquisition Merger Sub, Inc. and the securityholders of the Company named therein, (a) WP X sold 147,607,810 shares of Common Stock issued to it upon the conversion of the Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred for an aggregate purchase price of $8,279,931.24 and 147,607,810 contingent value rights representing the right to receive a pro rata portion of contingent cash payments upon the achievement of certain milestones and (b) WPPX sold 4,722,134 shares of Common Stock issued to it upon the conversion of the Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred for an aggregate purchase price of $264,883.98 and 4,722,134 contingent value rights representing the right to receive a pro rata portion of contingent cash payments upon the achievement of certain milestones. The preceding summary is qualified in its entirety by reference to the Securities Purchase Agreement, which has been filed as Exhibit 99.13 to this Schedule 13D, and is incorporated herein by reference in its entirety.

 On July 16, 2013, the WP Funds entered into a Waiver Agreement (the “Waiver Agreement”), by and among the Company, the WP Funds and the other parties named therein, pursuant to which the WP Funds (and the other holders of the Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred) agreed to convert all of their shares of Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred into shares of Common Stock at the applicable conversion prices for such Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred.  Further, the WP Funds (and the other holders of the Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred) agreed to waive all of their rights to receive (i) the liquidation preference to which they would otherwise have been entitled under the terms of the Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred, as applicable, (ii)

accelerated accretion with respect to their Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred through the fifth anniversary of the issuance thereof, and (iii) an additional payment upon a Change of Control (as defined therein) relating to value of the shares of Series A-3 Preferred Stock that remained available for purchase by such holders pursuant to the 2012 Investment Agreement (as amended by the 2012 Purchase Agreement Amendment). The preceding summary is qualified in its entirety by reference to the Waiver Agreement, which has been filed as Exhibit 99.14 to this Schedule 13D, and is incorporated herein by reference in its entirety.

 Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The percentages used herein are calculated based upon the 22,011,657 shares of Common Stock outstanding as of May 14, 2013 as reported in the Company’s Quarterly Report on Form 10-Q  for the quarterly period ended March 31, 2013 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2013, plus the 179,299,915 shares of Common Stock issued to the WP X Funds and the Deerfield Purchasers upon the conversion of the Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred.

(b) WP X is the direct beneficial owner of 0 shares of Common Stock representing 0% of the outstanding shares of Common Stock.  WPP X is the direct beneficial owner of 0 shares of Common Stock representing 0% of the outstanding shares of Common Stock.

(c) Each of WP X, WPP X, WP X LP, WP X LLC, WPP LLC, WP LLC and WP may be deemed to share with the WP X Funds the power to (i) dispose or to direct the disposition and (ii) vote or direct the vote of 0 shares of Common Stock as of July 16, 2013.

Charles R. Kaye and Joseph P. Landy are the Managing General Partners of WP and the Managing Members and Co−Presidents of WP LLC and may be deemed to control the other Warburg Pincus Reporting Persons. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the WP X Funds. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates, other than the WP X Funds, is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, as amended, or for any other purpose.

(d)   Other than as set forth in this Schedule 13D, during the last sixty (60) days there were no transactions in the Common Stock effected by the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, by any of their directors, executive officers, general partners or members.

(e) As of July 16, 2013, the Warburg Pincus Reporting Persons ceased to be the beneficial owner of more than five percent of the class of Common Stock.

Item 7. Materials to be Filed as Exhibits

Exhibit 99.13– Securities Purchase Agreement, dated as of July 16, 2013, by and among Spectrum Pharmaceuticals, Inc., Eagle Acquisition Merger Sub, Inc. and the securityholders of the Company named therein.

Exhibit 99.14– Waiver Agreement, dated as of July 16, 2013, by and the Company, the WP Funds and the other parties listed therein.

 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2013	WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Attorney-in-fact*

Dated: July 18, 2013	WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Attorney-in-fact*

Dated: July 18, 2013	WARBURG PINCUS X, L.P.

By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Attorney-in-fact*

Dated: July 18, 2013	WARBURG PINCUS X LLC

By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Attorney-in-fact*

Dated: July 18, 2013	WARBURG PINCUS PARTNERS LLC

By: Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Attorney-in-fact*

Dated: July 18, 2013	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Attorney-in-fact*

Dated: July 18, 2013	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

Dated: July 18, 2013	CHARLES R. KAYE

	By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact*

Dated: July 18, 2013	JOSEPH P. LANDY

	By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact*

*
The Power of Attorney given by each of Warburg Pincus & Co., Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on January 15, 2013 as an exhibit to a statement on Schedule 13D/A filed by Warburg Pincus Private Equity X, L.P. with respect to the Company and is hereby incorporated by reference.